SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

DOV Pharmaceutical, Inc.

(Name of Subject Company (issuer))

DOV Pharmaceutical, Inc.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

2.50% Convertible Subordinated Debentures Due 2025

(Title of Class of debentures)

259858AA6 and 259858AB4
(CUSIP Number of Class of debentures)

Barbara Duncan
President and Chief Financial Officer
DOV Pharmaceutical, Inc.
150 Pierce Street
Somerset, New Jersey 08873
(732) 907-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Scott F. Duggan
Goodwin Procter LLP
53 State Street
Boston, MA 02109
(617) 570 - 1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$70,875,000	$7,583.63

*
For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 2.50% Convertible Subordinated Debentures Due 2025, as described herein, is $1,012.50 per $1,000 principal amount at maturity outstanding assuming (i) a payment in cash of $212.50 plus (ii) an assumed $800.00 aggregate liquidation preference of the preferred stock. As of January 26, 2006, there was $70,000,000 aggregate principal amount at maturity outstanding.

**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________
Form or Registration No.:_________________________
Filing Party:____________________________________
Date Filed:_____________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This issuer tender offer statement on Schedule TO (this “Schedule TO”) is being filed by DOV Pharmaceutical, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the “Exchange Offer”) a cash payment plus either (i) shares of new series C convertible preferred stock, par value $1.00 per share and liquidation preference of $100 per share, or (ii)  shares of new series D convertible preferred stock, par value $1.00 per share and no initial stated liquidation preference for any and all of its outstanding 2.50% Convertible Subordinated Debentures due 2025 (the “Debentures”), upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated January 29, 2007 (the “Offer to Exchange”), and in the related Exchange Offer materials which are filed as Exhibits (a)(1)(B) to(a)(1)(E) to this Schedule TO (which Offer to Exchange and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The Debentures were issued pursuant to the Indenture, dated as of December 22, 2004 (the “Indenture”), by and between DOV Pharmaceutical, Inc. as Issuer, and Wells Fargo Bank, National Association, as Trustee (the “Trustee”). The Debentures are the obligation of DOV Pharmaceutical and are convertible into the common stock, par value $0.0001 per share, of DOV Pharmaceutical (the “Company Common Stock”).

The Exchange Offer expires at 5:00 p.m., New York City time, on Monday, March 5, 2007, which date we refer to as the expiration date, unless earlier terminated or extended by us with the consent of the holders of a majority in outstanding principal amount of the Debentures. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Holders of the Debentures should read the Offer Materials in their entirety and Item 11(b) - Additional Information - Other Material Information for a discussion of the Exchange Offer as described below and DOV Pharmaceutical’s financial condition as of the date hereof. The information set forth in Item 11(b) below is also set forth in the Offer Materials.

Items 1 through 9.

The issuer of the securities to which the Schedule TO relates is DOV Pharmaceutical, Inc., a Delaware corporation (the “Company”), with its principal executive offices at 150 Pierce Street, Somerset, New Jersey, 08873. The Company’s telephone number at these offices is (732) 907-3600. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer Materials is incorporated by reference into this Schedule TO.

ITEM 10.    Financial Statements.

(a)    Financial Information. The Company believes that its current financial condition, as described under “Other Material Information” below, may be material to a holder’s decision whether to exchange its Debentures. See “Item 11 - Additional Information - Other Material Information.” The following financial statements and information are incorporated by reference:

(1)    The audited consolidated financial statements of the Company as set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

(2)    The unaudited condensed consolidated financial statements of the Company as set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006.

(3)    The information in the Offer to Exchange under the heading, “Summary Historical Consolidated Financial and Pro Forma Data” and “Unaudited Pro Forma Financial Data.”

(4)    As of September 30, 2006, the book value per share is $(1.91).

(b)    Pro Forma. The information in the Offer to Exchange under the heading, “Summary Historical Consolidated Financial and Pro Forma Data” and “Unaudited Pro Forma Financial Data.”

ITEM 11.    Additional Information.

(a)   Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b)   Other Material Information.

In 2004, we issued the Debentures pursuant to an Indenture, dated as of December 22, 2004 (the “Indenture”), between the Company and Wells Fargo Bank, N.A., as Trustee (the “Trustee”), of which $70.0 million in aggregate principal amount remains outstanding. Effective at the opening of business on October 27, 2006, our common stock was delisted from The NASDAQ Global Market because we did not meet the aggregate market value of listed securities requirement of Marketplace Rule 4450(b)(1)(A). The delisting of our common stock from The NASDAQ Global Market constituted a “fundamental change” under the Indenture. As a result, we were obligated to make an offer to repurchase to all holders of the Debentures under the Indenture at a price of $1,012.50 per $1,000 principal amount, representing such principal amount plus $12.50 of accrued but unpaid interest thereon (the “Offer to Repurchase”).

The Offer to Repurchase expired at 5:00 p.m., New York City time, on January 2, 2007. Through the expiration of the Offer to Repurchase, we received tenders of Debentures in the aggregate principal amount of $67.8 million, representing approximately 96.9% of the $70.0 million in aggregate principal amount of outstanding Debentures. Upon the expiration of the Offer to Repurchase, we did not have the capital necessary to pay the aggregate purchase price of approximately $68.7 million for the Debentures that were tendered. As a result, no Debentures were accepted for payment by us in connection with the Offer to Repurchase, and all of the Debentures are being returned to the holders and will remain outstanding. Our failure to pay for the Debentures tendered to it for repurchase in the Offer to Repurchase constitutes an “event of default” under the Indenture, which may result in the exercise of available remedies by the Trustee or the bondholders under the Indenture and/or applicable law. In particular, the Trustee or holders of at least 25% in aggregate principal amount of the Debentures may declare due and payable 100% of the principal amount of the Debentures, plus any accrued and unpaid interest thereon, and each holder of a Debenture who tendered has the right under the terms of the Indenture to payment of the purchase price for such Debenture in connection with the Offer to Repurchase.

We entered into the Restructuring Support Agreement with certain members of an ad hoc committee of Debenture holders (the “Bondholders’ Committee”) regarding a consensual restructuring of our obligations under the Debentures. Members of the Bondholders’ Committee beneficially owning approximately 88% in principal amount of the outstanding Debentures have agreed to tender their Debentures in the Exchange Offer and not to take any actions or exercise any remedies relating to our failure to repurchase the Debentures pursuant to the Offer to Repurchase, unless we commence any bankruptcy or similar proceeding or such a proceeding is commenced against us or the Restructuring Support Agreement is terminated for any other reason under the terms of the Restructuring Support Agreement.

The consummation of the Exchange Offer is a critical step in our financial restructuring plan. If we are unable to restructure our obligations under the Debentures or otherwise raise sufficient funds to repay the Debentures, we may be forced to seek protection under the United States bankruptcy laws.

ITEM 12.   Exhibits.

(a)(1)(A)	Offer to Exchange, dated January 29, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Notice of Withdrawal.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by DOV Pharmaceutical, Inc. on January 29, 2007.

(a)(6)	DOV Pharmaceutical, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(7)	DOV Pharmaceutical, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed with the Securities and Exchange Commission and incorporated herein by reference.

(d)(1)
Indenture, dated as of December 22, 2004, by and between the Company, as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by this reference to Exhibit 4.1 to DOV Pharmaceutical, Inc.’s Current Report on Form 8-K filed with the SEC on December 23, 2004).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOV PHARMACEUTICAL, INC.

Dated: January 29, 2007	By:	/s/ Barbara Duncan
Name: Barbara Duncan Title: President and CFO

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange, dated January 29, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Notice of Withdrawal.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by DOV Pharmaceutical, Inc. on January 29, 2007.

(a)(6)	DOV Pharmaceutical, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(7)	DOV Pharmaceutical, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed with the Securities and Exchange Commission and incorporated herein by reference.

(d)(1)
Indenture, dated as of December 22, 2004, by and between the Company, as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by this reference to Exhibit 4.1 to DOV Pharmaceutical, Inc.’s Current Report on Form 8-K filed with the SEC on December 23, 2004).